Putnam Pennsylvania Tax Exempt Income Fund
5/31/11 Annual report


77E Regulatory matters and litigation

In late 2003 and 2004, Putnam Management settled charges brought by the SEC and the Massachusetts Securities
Division in connection with excessive short-term trading in Putnam funds. Distribution of payments from Putnam
Management to certain open-end Putnam funds and their shareholders is expected to be completed in the next several months. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $426 related to settlement of those lawsuits. Putnam
Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.